Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9888)

DATE OF BOARD MEETING

The board of directors of Baidu, Inc. (the “Company”) will hold a board meeting on Tuesday, November 22, 2022 for the purposes of, among other matters, approving our unaudited results and announcement for the three months ended September 30, 2022 (the “Third Quarterly Results Announcement”).

The Company will upload the Third Quarterly Results Announcement to the HKEXnews website (http://www.hkexnews.hk) of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the website of the Company (http://ir.baidu.com) on Tuesday, November 22, 2022 (Beijing/Hong Kong Time), after the trading hours of the Hong Kong Stock Exchange and before the opening of the U.S. market.

The Company’s management will hold an earnings conference call at 8:30 PM on November 22, 2022, Beijing/Hong Kong Time (7:30 AM on November 22, 2022, U.S. Eastern Time).

Interested parties may register in advance of the conference call using the link provided below. Dial-in number, passcode, and unique access PIN will be provided by email upon registration.

Interested parties may visit the link below for pre-registration, which automatically directs visitors to the registration page of “Baidu Inc Q3 2022 Earnings Conference Call”.

PRE-REGISTRATION LINK: https://s1.c-conf.com/diamondpass/10026844-g6c9hw.html

In the 10 minutes prior to the call start time, participants may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the confirmation email following pre-registration.

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com .

A replay of the conference call may be accessed by phone at the following number until November 29, 2022:

US: 1855 883 1031

Reply PIN: 10026844

By order of the Board
Baidu, Inc.
Mr. Robin Yanhong Li
Chairman of the Board and Chief Executive Officer

Hong Kong, November 8, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. James Ding, Mr. Brent Callinicos, Mr. Yuanqing Yang and Mr. Jixun Foo as independent directors.

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